THE LAW OFFICE OF
CONRAD C. LYSIAK, P.S.
601 West First Avenue, Suite 903
Spokane, Washington 99201
(509) 624-1475
FAX: (509) 747-1770
EMAIL: cclysiak@lysiaklaw.com

May 31, 2012

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549-3561

RE:	Touchpoint Metrics, Inc.
SEC File Number 333-180914

Dear Sir or Madam:

Please be advised that Touchpoint Metrics, Inc. (the “Company”), has filed Form S-1/A-1 today in response to certain oral comments.

Yours truly,

The Law Office of Conrad C. Lysiak, P.S.

BY:	CONRAD C. LYSIAK
Conrad C. Lysiak

cc:  Touchpoint Metrics, Inc.